PINE VALLEY REPORTS ON PRODUCTION OF OXIDIZED COAL AT WILLOW CREEK MINE

VANCOUVER, BRITISH COLUMBIA, October 10, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that its mine engineering department has determined that the current area of mining operations, primarily in the coking coal pit, contains quantities of oxidized coal in excess of previously anticipated volumes. Accordingly, a revised production plan for the three months to December 31, 2006 now anticipates mining approximately 113,000 tonnes of raw oxidized coal out of total anticipated raw coal production of 482,000 tonnes.  The amount of oxidized coal encountered in this mining area is approximately three times what had been expected.

The market for this oxidized coal, most of which comes from coking coal seams, is very limited because oxidation impairs the coal’s coking properties and it cannot be processed through the Company’s washplant in sufficient quantities to produce a saleable quality coal.  For this reason, the oxidized coal will be treated, in the main part, as waste material. This factor, combined with the previously reported and ongoing recovery issues with the Company’s washplant, will result in significantly higher costs and will have a material adverse impact on the Company’s operating results.  The Company will nonetheless seek sales opportunities for this material as a thermal coal if it is economically feasible to do so.  The Company is also evaluating alternative mining options, including mining in other areas at the Willow Creek Mine in order to reduce the impact of the oxidized coal.

The work performed in analyzing and preparing the Company’s revised mine plan was conducted under the supervision of Mr. Roy Fougere, P.Eng., the General Manager at Falls Mountain Coal Inc., the Company’s wholly-owned subsidiary. Mr. Fougere has 18 years of mining experience, including experience with western Canadian coal mines of similar geological complexity.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com